

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Paul G. Reitz
President and Chief Executive Officer
Titan International, Inc.
1525 Kautz Road, Suite 600
West Chicago, IL 60185

      Re: Titan International, Inc.
           Registration Statement on Form S-4
           Filed August 5, 2021
           File No. 333-258508

Dear Mr. Reitz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer Angelini at 202-551-3047 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Kenneth R. Powell